SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13D)

Under the Securities Exchange Act of 1934

American Bank Note Holographics, Inc.
__________________________________________________________________________________
(Name of Issuer)

Common Stock $0.01 PAR VALUE
__________________________________________________________________________________
(Title of Class of Securities)

024490104
________________________________________________________________________________
(CUSIP Number)

Christopher S. Dewees
Senior Vice President, Corporate Development and Chief Legal Officer
JDS Uniphase Corporation
430 North McCarthy Boulevard
Milpitas, California 95035
(408) 546-5000

With a copy to:
Thomas Ivey
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California 94301
(650) 470-4500

____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2007
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 024490104                     SCHEDULE 13D

1.	Names of Reporting Persons. (entities only) JDS Uniphase Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,315,054(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,315,054(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 27.38% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) Includes 1,613,748 options to acquire shares of Common Stock exercisable within the next 60 days.

(2) Based on 19,415,638 shares of Common Stock (as defined in Item 1 below) issued and outstanding as of December 6, 2007.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Light Acquisition Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,315,054(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,315,054(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 27.38% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) Includes 1,613,748 options to acquire shares of Common Stock exercisable within the next 60 days.

(2) Based on 19,415,638 shares of Common Stock (as defined in Item 1 below) issued and outstanding as of December 6, 2007.

Item 1. Security and Issuer.

The class of equity security to which this Schedule 13D relates is the common stock, $0.01 par value per share (the "Common Stock"), of American Bank Note Holographics, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 2 Applegate Drive, Robbinsville, New Jersey 08691.

Item 2. Identity and Background.

The names of the persons filing this Schedule 13D are JDS Uniphase Corporation, a Delaware corporation ("JDSU"), and Light Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of JDSU ("AcquisitionCo"). JDSU is a leading provider of communications test and measurement solutions and optical products for the telecommunications industry, which includes service providers, cable operators, and network equipment manufacturers. JDSU’s innovation and portfolio of solutions enable other essential industries and applications, including biomedical and environmental instrumentation, semiconductor, visual display, brand protection, aerospace and defense, and decorative coatings.

The business address of JDSU and AcquisitionCo is 430 North McCarthy Boulevard, Milpitas, California 95035.

The name, citizenship, principal occupation and business address of each executive officer and director of JDSU and AcquisitionCo are set forth in Schedule I hereto, which is incorporated by reference herein.

During the last five years, none of the persons or entities referred to in this Item 2 (including those persons listed on Schedule I hereto) has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

JDSU and AcquisitionCo have entered into voting agreements, each dated as of December 10, 2007, with certain stockholders and each of the directors and executive officers of the Issuer, as described in Item 4 below. The voting agreements were entered into in consideration of the execution and delivery of the Merger Agreement (as defined in Item 4 below) and neither JDSU nor AcquisitionCo paid any additional consideration in connection with the execution and delivery of the voting agreements.

Item 4. Purpose of Transaction.

On December 10, 2007, the Issuer, JDSU and AcquisitionCo, entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Issuer will become a subsidiary of JDSU. The Merger Agreement contemplates that AcquisitionCo will merge with and into the Issuer (the "Merger") with each share of the Issuer's Common Stock (the "Shares"), except for treasury shares and dissenting shares, being converted into the right to receive $6.15 of merger consideration comprised of (a) $1.00 in cash and (b) $5.15 in shares of JDSU common stock, $0.001 par value, (collectively, the "Merger Consideration") following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining Issuer stockholder approval for the transactions contemplated thereby.

In connection with the Merger Agreement, and as a condition and inducement to JDSU's willingness to enter into the Merger Agreement, (i) Crane & Co., Inc., (ii) Kenneth H. Traub, (iii) Salvatore F. D'Amato, (iv) Mark J. Bonney, (v) Randall C. Bassett, (vi) Jordan S. Davis, (vii) Eric Haskell, (viii) Fred J. Levin, (ix) Richard L. Robbins and (x) Fred Whitridge, Jr. (collectively, the "Principal Stockholders") entered into voting agreements with JDSU, each dated as of December 10, 2007 (each, a "Voting Agreement") with respect to all Shares over which each such Principal Stockholder exercises voting or investment power (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) (collectively, the "Owned Shares"). The Owned Shares include any shares of the Issuer as to which a Principal Stockholder acquires beneficial ownership after the execution of the Voting Agreement.

Pursuant to the Voting Agreements, each of the Principal Stockholders appointed each of Christopher S. Dewees and David W. Vellequette, both of whom are executives officers of JDSU, and any designee of JDSU as such Principal Stockholder's proxy and attorney-in-fact to vote and act on each such Principal Stockholder's behalf and in each such Principal Stockholder's name, place and stead with respect to such Principal Stockholder's Owned Shares at any annual, special or other meeting of the stockholders of the Issuer and at any adjournment of any such meeting.

Each Principal Stockholder affirmed that the proxy is coupled with an interest and shall be irrevocable and agreed not to grant any subsequent proxy with respect to such Principal Stockholder's Owned Shares. Each Principal Stockholder further irrevocably and unconditionally agreed (i) to vote the Owned Shares in favor of the Merger Agreement and the consummation of the Merger; (ii) to vote against any opposing or competing proposal and (iii) to vote against any action, agreement or proposal that would impede, interfere with, delay, postpone or materially adverse effect the purposes of the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

Each Principal Stockholder also agreed that he will not (a) sell, pledge, assign, transfer or dispose of, or grant an option, contract or other arrangement with respect to the Owned Shares to any other person or otherwise reduce such Principal Stockholder's beneficial ownership of the Owned Shares or (b) take any action that would prohibit, prevent or preclude such Principal Stockholder from performing his or its obligations under the Voting Agreement, including, without limitation, granting a proxy or power of attorney with respect to the Owned Shares, depositing the Owned Shares in a voting trust or entering into any other stockholder voting agreements with respect to the Owned Shares. Each Principal Stockholder further agreed that the Voting Agreement and each Principal Stockholder's obligations thereunder attached to the Owned Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Owned Shares may pass.

The Voting Agreements terminate on the earlier of (i) the closing of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) upon mutual written agreement of the parties thereto to terminate the Voting Agreement.

The foregoing summary of the Voting Agreement contained in this Item 4 is qualified in its entirety by reference to the form of Voting Agreement, attached as Exhibit 99.2 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) JDSU and AcquisitionCo, pursuant to the Voting Agreements, have acquired the right to vote in favor of the Merger (as described in Item 4 above) and, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, JDSU and AcquisitionCo may be deemed to have shared beneficial ownership of 5,315,054 Shares (including 1,613,748 options to acquire Shares exercisable within the next 60 days), representing approximately 27.38% of the outstanding Shares.  JDSU and AcquisitionCo and the other persons named in Item 2 disclaim beneficial ownership of such Shares.

(b) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, JDSU and AcquisitionCo may be deemed to have shared power to vote or to direct the voting of 5,315,054 Shares pursuant to the Voting Agreements as described in Item 4 above.  Except as set forth in this Schedule 13D, to the knowledge of JDSU and AcquisitionCo, no other person named in Item 2 beneficially owns any shares of Common Stock.

(c) Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by JDSU or AcquisitionCo or, to the knowledge of JDSU or AcquisitionCo, the other persons named in Item 2.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

A copy of the Merger Agreement is filed as Exhibit 2.1 to the Issuer's Form 8-K filed on December 11, 2007 and is incorporated herein by reference.  The form of Voting Agreement is filed herewith as Exhibit 99.2. The summaries of such agreements contained in this Schedule 13D are qualified in their entirety by reference to such agreements.

Except as described in this Schedule 13D or the Exhibits hereto, to the knowledge of JDSU and AcquisitionCo, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1
Agreement and Plan of Merger, by and among JDS Uniphase Corporation, Light Acquisition Corp. and American Bank Note Holographics, Inc., dated as of December 10, 2007 (incorporated herein by reference to Exhibit 2.1 to Issuer's Current Report on Form 8-K, filed December 11, 2007 (Commission File No. 1-14227)).

Exhibit 99.2	Form of Voting Agreement, by and among JDS Uniphase Corporation, Light Acquisition Corp. and certain stockholders of American Bank Note Holographics, Inc., dated as of December 10, 2007.

Exhibit 99.3	Joint Filing Agreement, dated December 19, 2007, by and between JDS Uniphase Corporation and Light Acquisition Corp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

JDS UNIPHASE CORPORATION

By:	/s/ Christopher S. Dewees
Name: Christopher S. Dewees
Title: Senior Vice President, Corporate Development and Chief Legal Officer

LIGHT ACQUISITION CORP.

By:	/s/ Christopher S. Dewees
Name: Christopher S. Dewees
Title: President and Secretary

Dated: December 19, 2007

SCHEDULE I

Directors and Executive Officers of JDS Uniphase Corporation

The following table sets forth the name and present principal occupation of each of the executive officers and directors of JDS Uniphase Corporation.  Unless otherwise indicated, the current business address of each of these individuals at JDS Uniphase Corporation is 430 North McCarthy Boulevard, Milpitas, California 95035, and each of these individuals is a citizen of the United States of America.

Name and Business or Home Address and Citizenship	Position with JDS Uniphase Corporation and Present Principal Occupation or Employment
Kevin J. Kennedy
President, Chief Executive Officer, Member of the Board of Directors and the Corporate Development Committee of JDS Uniphase Corporation
Chairman of the Board of Directors of Rambus Corporation
Member of the Board of Directors of KLA-Tencor Corporation

Martin A. Kaplan
Chairman of the Board of Directors, Member of the Compensation Committee, Corporate Development Committee and Governance Committee ofJDS Uniphase Corporation
Member of the Board of Directors of Tekelec and Superconductor Technologies

Richard E. Belluzzo	Member of the Board of Directors, Compensation Committee and Chairman of the Governance Committee of JDS Uniphase Corporation
Chairman and Chief Executive Officer of Quantum Corporation Member of Board of Directors of PMC-Sierra
Harold L. Covert
Member of the Board of Directors and Chairman of the Audit Committee of JDS Uniphase Corporation
Executive Vice President and Chief Financial Officer at Openwave Systems, Inc.
Member of the Board of Directors at Harmonic, Inc.
Member of the Board of Directors at Thermage, Inc.

Kevin A. DeNuccio	Member of the Board of Directors and the Compensation Committee of JDS Uniphase Corporation President and Chief Executive Officer of Redback Networks
Bruce D. Day	Member of the Board of Directors, Audit Committee and the Corporate Development Committee of JDS Uniphase Corporation

Masood Jabbar
Member of the Board of Directors, Compensation Committee and the Corporate Development Committee of JDS Uniphase Corporation
Member of the Board of Directors of Openwave Systems, Inc.
Member of the Board of Directors of Silicon Image, Inc.
Chairman of the Board of Directors of Piesel Technologies

Richard T. Liebhaber
Member of the Board of Directors, Governance Committee and Chairman of the Corporate Development Committee of JDS Uniphase Corporation
Member of the Board of Directors of Avici Systems, Inc.
Member of the Board of Directors of Cogent Communications Group, Inc.
Member of the Board of Directors of ILOG S.A.

Casimir S. Skrzypczak
Member of the Board of Directors, Audit Committee and Chairman of the Compensation Committee of JDS Uniphase Corporation
General Partner at Global Asset Capital Investment
Member of the Board of Directors of Sirenza Microdevices Inc.
Member of the Board of Directors of ECI Telecom Ltd.

David W. Vellequette	Executive Vice President and Chief Financial Officer of JDS Uniphase Corporation

Christopher S. Dewees	Senior Vice President, Corporate Development and Chief Legal Officer of JDS Uniphase Corporation

Alan Etterman	Executive Vice President and Chief Administrative Officer of JDS Uniphase Corporation

Thomas Waechter	Executive Vice President and President, Communications Test & Measurement Group of JDS Uniphase Corporation

Roy Bie	Senior Vice President, Advanced Optical Technologies Products Group of JDS Uniphase Corporation

David Gudmundson	Executive Vice President and President, Optical Communications Products Group of JDS Uniphase Corporation

Directors and Executive Officers of Light Acquisition Corp.

The following table sets forth the name and present principal occupation of each of the executive officers and directors of Light Acquisition Corp.  Unless otherwise indicated, the current business address of each of these individuals at Light Acquisition Corp. is 430 North McCarthy Boulevard, Milpitas, California 95035, and each of these individuals is a citizen of the United States of America.

Name and Business or Home Address and Citizenship	Position with Light Acquisition Corp. and Present Principal Occupation or Employment
Christopher S. Dewees	President, Secretary and Member of the Board of Directors of Light Acquisition Corp.
David W. Vellequette	Vice President, Treasurer and Member of the Board of Directors of Light Acquisition Corp.